UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 9, 2024, TROOPS, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with LIANTENG LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Riches Holdings Limited (“Riches Holdings”), a company incorporated under the laws of Cayman Islands, for the consideration of $13,400,000 (the “Consideration”). The Consideration was satisfied by the Company through the issuance of a convertible promissory note (the “Note”) to the Vendor at the principal amount of $13,400,000. The Note was issued by the Company to the Vendor on May 9, 2024, with a Maturity Date of May 9, 2029. Upon closing of the Agreement and the transactions contemplated thereby on May 31, 2024, the Company currently owns the entire issued and outstanding share capital of Riches Holdings.

This Form 6-K/A is being filed to provide the consolidated financial statements of Riches Holdings and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of Riches Holdings.

Contents

Consolidated Financial Statements and Exhibits

(b) Pro Forma Financial Information

Riches Holdings Limited Unaudited Pro Forma Condensed Combined Financial Information:
Unaudited Pro Forma Condensed Combined Financial Information	FF-1
Unaudited Pro Forma Condensed Combined Statements of Financial Position as at December 31, 2023	FF-2
Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2023	FF-3
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	FF-4

Exhibits

23.1	Consent of AOGB CPA Limited, dated September 26, 2024

99.1	Riches Holdings Limited Consolidated Financial Statements

99.2	Riches Holdings Limited Unaudited Pro Forma Condensed Combined Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: September 26, 2024	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer